1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ROBERT SPIRO robert.spiro@dechert.com +1 212 649 8707 Direct

December 15, 2022

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: The Lazard Funds, Inc. (the “Registrant”)

SEC File Nos. 33-40682 and 811-06312

Post-Effective Amendment No. 146 to the Registration Statement on Form N-1A

Dear Ms. O’Neal:

This letter responds to the comment provided to me and Claire Hinshaw of Dechert LLP in a telephonic discussion on November 29, 2022 with respect to your review of Post-Effective Amendment No. 146 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 13, 2022. Post-Effective Amendment No. 146 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of the Lazard US Convertibles Portfolio (the “Portfolio”), a new series of the Registrant. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Registrant on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnotes to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for any fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

* * *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at
(212) 649-8707 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Robert Spiro

Robert Spiro